July 22, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Bond Fund of America

File Nos. 002-50700 and 811-02444

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The Bond Fund of America (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of Capital Group Core Bond Fund, a series of Capital Group Private Client Services Funds, with and into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2022 (Accession No. 0000051931-22-000521).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on July 22, 2022.

No fees are required in connection with this filing.

If you have any questions, please do not hesitate to contact me at (213) 615-0047.

/s/ Joshua R. Diggs

Joshua R. Diggs